AGREEMENT OF SALE

between

ERNST ADOLF FRITZ MARTIN WILHELM ENGLING

and

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

DLA CLIFFE DEKKER HOFMEYR

TABLE OF CONTENTS

ANNEXURES

1 PARTIES

1.1 The Parties to this Agreement are –

1.1.1 Ernst Adolf Fritz Martin Wilhelm Engling (**"Seller"**); and

1.1.2 Platinum Group Metals (RSA) (Proprietary) Limited (**"Purchaser"**).

1.2 The Parties agree as set out below.

2 INTERPRETATION

2.1 In this Agreement –

2.1.1 clause headings are for convenience only and are not to be used in its interpretation;

2.1.2 an expression which denotes –

2.1.2.1 any gender includes the other genders;

2.1.2.2 a natural person includes a juristic person and *vice versa*; and

2.1.2.3 the singular includes the plural and *vice versa.*

2.2 In this Agreement, unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings –

2.2.1 **"Agreement"** means this agreement of sale;

2.2.2 **"Assets"** means the movable assets being sold and as described and valued in annexure **"A"**;

2.2.3 **"Attorneys"** means Mervin Messias Attorneys whose principal place of business address is 104 Eleventh Street, Parkmore and to whom the Seller's Designated Account belongs;

2.2.4 **"Commercial Mining Operations"** means any operation relating to mining and matters incidental thereto including any underground tunnelling or any excavation or surface disturbance but excluding any prospecting activities conducted under the prospecting rights currently held by the Purchaser over the Properties;

2.2.5 **"Condition Precedent"** means the suspensive conditions set out in clause 4;

2.2.6 **"Effective Date"** means the business day after the fulfilment or waiver, as the case may be, of the Condition Precedent;

2.2.7 **"Fixtures and Fittings"** means all fixtures and fittings of a permanent nature on the Properties, if any, all of which the Seller warrants are fully paid for and owned by the Seller;

2.2.8 **"Independent Auditors"** means such independent auditors as may be agreed between the Parties, or failing agreement within 10 (ten) business days from the date of a request by any Party for such agreement, appointed by the executive president for the time being of the South African Institute of Chartered Accountants from one of the 4 (four) largest (based on number of partners) independent firms of auditors in South Africa at the time;

2.2.9 **"Parties"** means the parties to this Agreement;

2.2.10 **"Premises"** means the premises known as the Sundown Ranch Hotel situated on the Properties, together with all Fixtures and Fittings thereon;

2.2.11 **"Properties"** means collectively –

2.2.11.1 Portion 7 of the farm Frischgewaagd 96, registration division J.Q, North West Province, measuring 157.4103 (one hundred and fifty seven point four one zero three) hectares in extent, held by Deed of Transfer 16606/1970;

2.2.11.2 Portion 14 of the farm Frischgewaagd 96, registration division J.Q, North West Province, measuring 149.5992 (one hundred and forty nine point five nine nine two) hectares in extent, held by Deed of Transfer 16606/1970;

2.2.11.3 Portion 17 of the farm Frischgewaagd 96, registration division J.Q, North West Province, measuring 215.1301 (two hundred and fifteen point one three zero one) hectares in extent, held by Deed of Transfer 59770/1989;

2.2.11.4 Portion 8 of the farm Elandsfontein 102, registration division J.Q, North West Province, measuring 35.3705 (thirty five point three seven zero five) hectares in extent, held by Deed of Transfer 18745/1971;

2.2.11.5 Remaining Extent of Portion 2 of the farm Elandsfontein 102, registration division J.Q, North West Province, measuring 751.7458 (seven hundred and fifty one point seven four five eight) hectares in extent held by Deed of Transfer 16606/1970; and

2.2.11.6 Portion 9 of the farm Elandsfontein 102, Registration Division J.Q, North West Province, measuring 403.9876 (four hundred and three point nine eight seven six) hectares in extent, held by Deed of Transfer 18745/1971;

with all Fixtures and Fittings thereon, including without limitation the Premises and the Assets;

2.2.12 **"Purchaser"** means, subject to clause 6, Platinum Group Metals (RSA) (Proprietary) Limited, registration number 2000/025984/07, a limited liability private company duly incorporated in the Republic of South Africa;

2.2.13 **"Purchase Consideration"** means the amount payable by the Purchaser to the Seller in respect of all the Properties in terms of this Agreement, details of which are set out in clause 7;

2.2.14 **"Seller"** means Ernst Adolf Fritz Martin Wilhelm Engling an adult male, identity number 311211 5069 189, married out of community of property;

2.2.15 **"Seller's Designated Account"** means the bank account nominated by the Seller, the details of which are set out below, or such other attorneys trust account as the Seller may designate in writing on 5 (five) business days notice to the Purchaser –

Name of Account	
Bank:	
Branch:	
Branch Code:	
Account Number:	

2.2.16 **"Signature Date"** means the date of signature of this Agreement by the Party last signing; and

2.2.17 **"VAT"** means value-added tax as levied from time to time in terms of the Value-Added Tax Act, No 89 of 1991.

2.3 Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 2 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.

2.4 Words and expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.

2.5 Subject to clauses 2.7 and 2.15, defined terms appearing in this Agreement in title case shall be given their meaning as defined, while the same terms appearing in lower case shall be interpreted in accordance with their plain English meaning.

2.6 A reference to any statutory enactment shall be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.

2.7 Reference to "days" shall be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the Republic of South Africa from time to time. Any reference to "business hours" shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon South African Standard Time.

2.8 Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.

2.9 Where figures are referred to in numerals and in words, and there is any conflict between the two, the words shall prevail, unless the context indicates a contrary intention.

2.10 No provision herein shall be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.

2.11 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provided and they will operate after any such expiration or termination or which of necessity must continue to have

effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2.12 The words "include" and "including" mean "include without limitation" and "including without limitation". The use of the words "include" and "including" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it.

2.13 Whenever any person is required to act "*as an expert and not as an arbitrator*" in terms of this Agreement, then –

2.13.1 the determination of the expert shall (in the absence of manifest error) be final and binding;

2.13.2 subject to any express provision to the contrary, the expert shall determine the liability for his or its charges, which shall, provided that they are fair and reasonable, be paid accordingly;

2.13.3 the expert shall be entitled to determine such methods and processes as he or it may, in his or its sole discretion, deem appropriate in the circumstances provided that the expert may not adopt any process which is manifestly biased, unfair or unreasonable;

2.13.4 the expert shall consult with the relevant Parties (provided that the extent of the expert's consultation shall be in his or its sole discretion) prior to rendering a determination; and

2.13.5 having regard to the sensitivity of any confidential information, the expert shall be entitled to take advice from any person considered by him or it to have expert knowledge with reference to the matter in question.

2.14 Any reference in this Agreement to "this Agreement" or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as amended, varied, novated or supplemented from time to time.

2.15 This Agreement incorporates the annexure which annexure shall have the same force and effect as if set out in the body of this Agreement. In this Agreement the words "clause" or "clauses" and "annexure" refer to clauses of and the annexure to this Agreement.

3 INTRODUCTION

3.1 The Purchaser wishes to purchase the Properties for the purposes of facilitating its prospecting and mining activities.

3.2 The Seller is prepared to sell the Properties to the Purchaser on the terms and conditions herein contained.

3.3 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.

4 CONDITION PRECEDENT

4.1 Save for clauses 1 to 4, clause 9.3, clause 13 and clauses 15 to 22 all of which will become effective immediately, this Agreement is subject to the fulfilment of the Condition Precedent that within 1 (one) year of the Signature Date –

4.1.1 the Purchaser or any of its associated companies, is granted a mining right to mine in, on and under any of the Properties; and/or

4.1.2 the Purchaser or any company controlled by it is granted a mining right on any other property within 2 (two) kilometre of any border of any of the Properties; and/or

4.1.3 the Purchaser or any of its associated companies commences Commercial Mining Operations in, on or under the Properties or any of them; and/or

4.1.4 the Purchaser or any company controlled by it commences Commercial Mining Operations in, on or under any other property within 2 (two) kilometre of any border of any of the Properties.

4.2 For the sake of clarity, it is recorded that Wesizwe Platinum Limited, a company listed on the Johannesburg stock exchange, is neither an associated company nor a company controlled by the Purchaser for purposes of this clause.

4.3 The Purchaser shall be entitled to extend the date in clause 4.1 by a further period of 1 (one) year provided that the Purchaser shall have given the Seller written notice of its intention to extend the said date prior to the date in clause 4.1and provided further that the Purchaser shall pay to the Seller a second payment of R13,000,000 (thirteen million rand) immediately upon the Purchaser giving the Seller the said written notice, which amount shall for all purposes be governed by the provisions of clause 9.3.

4.4 The Purchaser records that it is in possession of the necessary South African Reserve Bank approval for the payment of the deposit referred to in clause 9.2.1.

4.5 The Condition Precedent has been inserted for the benefit of the Purchaser, which will be entitled to waive fulfilment of the Condition Precedent, in whole or in part, by written notice to the Seller prior to the expiry of the time periods set out in clause 4.1.

4.6 Unless the Condition Precedent has been fulfilled or waived by not later than the date for fulfilment thereof set out in clause 4.1 (or such later date or dates as may be agreed in writing between the Parties before the aforesaid date) the provisions of this Agreement, save for clauses 1 to 4, clause 9.3, clause 13 and clauses 15 to 22 which will remain of full force and effect, will never become of any force or effect and the *status quo ante* will be restored as near as may be possible and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the Condition Precedent.

5 **SALE**

5.1 The Seller hereby sells to the Purchaser and the Purchaser hereby purchases the Properties (including the Assets) subject to all the conditions and servitudes mentioned or referred to in the current and/or prior title deeds of the Properties and to all such other conditions and servitudes as may exist in regard thereto, including the provisions of any applicable town planning scheme, all of which conditions and servitudes the Purchaser acknowledges, subject to the warranties, being aware.

5.2 In addition to the Properties and the Assets, the Seller hereby sells to the Purchase all such beds, bedding, linen, crockery, cutlery, mats and like minor items as remain on the premises as at the Effective Date. The Seller shall not remove or sell such items prior to the Effective Date but shall not be liable to repair or replace any such items which are damaged, lost or stolen. Specifically, the Seller makes no warranties or representations of whatsoever nature in regard to the quantity, quality or usefulness of any such items. For purposes of this Agreement, the Parties have placed no value on such items and it is recorded that such items are sold on a *voetstoots* basis.

6 NOMINATION

6.1 The Purchaser has the right, at any time prior to the fulfilment of the Condition Precedent, to nominate any person or persons, whether natural or juristic, to be the Purchaser in its place and in its stead. Any additional transfer fees, costs or taxes incurred or arising out of such nomination shall be borne and paid for by the Purchaser.

6.2 Any nomination pursuant to the provisions of this clause shall be effected by the delivery to the Seller at the Seller's *domicilium citandi et executandi* of a nomination and acceptance agreement substantially in the form of the draft agreement annexed hereto marked annexure "**A**", duly signed by the Purchaser and the nominee or their lawful representatives duly authorised in writing.

6.3 Any nomination in terms of this clause will become effective upon the date of signature of the said nomination and acceptance agreement and as from such date the nominee will be the Purchaser and, as such, be bound by the terms and conditions of this Agreement as if the said nominee was the original Purchaser, save that a nominee will not have the right to appoint a further nominee. From such date the original Purchaser will have no further rights or obligations in terms of this Agreement, other than as provided in clause 6.4.

6.4 The original Purchaser hereby guarantees, jointly and severally as surety for and co-principal debtor *in solidum* with such nominated purchaser, the due and proper compliance by such nominated purchaser with all the terms and conditions herein imposed on the Purchaser.

7 VOETSTOOTS SALE

7.1 Save as otherwise recorded herein no warranties or representations are given or made, in respect of the Properties, or any other matter whatsoever, whether express, tacit or implied, and the Properties are being sold on a *voetstoots* basis as they stand and in the condition in which they now are. The Seller has no claim in respect of any excess over the measurements appearing in the title deeds, nor is the Seller answerable in damages or otherwise to the Purchaser should the area of the Properties be less than such measurements.

7.2 The Purchaser acknowledges having inspected the Properties.

7.3 The Purchaser shall, at its own expense, procure that the pegs and/or beacons relating to the Properties are pointed out and the Seller shall provide reasonable assistance to the Purchaser in order to locate the pegs and/or beacons at no expense to the Purchaser.

7.4 The Seller shall have a period of 2 (two) months from the time that the balance of the purchase price is paid in terms of clause 9.2.2 to remove all felines from the Properties. The Parties agree that breach of this provision shall entitle the Purchaser to an order of specific performance, either with or without a claim for damages but not entitle the Purchaser to cancel or terminate this Agreement.

8 ASSET VERIFICATION

8.1 Annexure "**B**" hereto records the inventory of the moveable assets located in and on the Premises as at the Signature Date. The Assets form part of the sale recorded in this Agreement.

8.2 The Parties shall appoint a professional valuer to value the Assets. Should the Parties fail to so agree on the professional valuer in writing within 10 (ten) business days from the date of a request by any Party for such agreement, the professional valuer shall be appointed by the chairperson of the Institute of Valuers. The costs of the professional valuer shall be borne and paid for by the Purchaser and the professional valuer shall –

8.2.1 act as expert and not as arbitrator; and

8.2.2 have regard to the price a willing buyer would pay to a willing seller negotiating at arm's length.

8.3 The Purchaser shall, within 10 (ten) business days after the Effective Date, notify the Seller in writing that it requires access to the Premises for purposes of verifying the existence (in usable order, fair wear and tear excepted) and value of the Assets. Insofar as it is reasonably possible, the Purchaser shall appoint the same professional valuer as in clause 8.2 and the costs of the professional valuer shall be borne and paid for by the Purchaser.

8.4 The Seller shall, within 10 (ten) business days of receipt of the Purchaser's notice in terms of clause 8.2, give the professional valuer reasonable access to the Premises for the aforesaid purposes of verifying the existenceand value of the Assets. The professional valuer will conduct the inspection on the Premises in terms of this clause 8.

8.5 The Purchaser shall, within 10 (ten) business days after the inspection of the Premises, notify the Seller in writing of any missing Asset, any Asset not in working order, fair wear and tear excepted, and any reduction in the value of the Assets (**"Asset Value Reduction"**).

8.6 The Seller shall, within 10 (ten) business days after receipt of the notification from the Purchaser in terms of clause 8.5, give the Purchaser written notification as to whether the Seller agrees with the Asset Value Reduction and –

8.6.1 if the Seller agrees with the Purchaser, such Asset Value Reduction shall be deducted from the Purchase Consideration.

8.6.2 in the event that the Seller does not agree with the Asset Value Reduction, the Parties shall appoint an Independent Auditor who shall act as an expert and not as an arbitrator in determining whether there has been a reduction in the value of the Assets and an amount equivalent to the Asset Value Reduction shall be retained by the Attorneys in trust, from the amount held by them in terms of clause 9.5 until the Independent Auditor's determination.

8.7 Should the Independent Auditor find that there has been a reduction in the value of the Assets –

8.7.1 the difference between the actual value of the Assets and the value described in annexure **"B"** (**"Reduction Value"**) shall, if the Reduction Value is determined before registration of transfer of the Properties, be refunded to the Purchaser by the Attorneys from the amount held in trust in terms of clause 9.5;

8.7.2 but registration of transfer is effected prior to the Reduction Value being determined, the Asset Value Reduction retained in terms of clause 8.6.2 shall be released upon the actual value being determined by the Independent Auditor and the Attorneys shall account to the Parties in accordance with the determination of the Independent Auditor.

8.8 The costs of the Independent Auditor shall be paid by the Purchaser if the Independent Auditor finds in favour of the Seller, or by the Seller if the Independent Auditor finds in favour of the Purchaser.

8.9 Nothing contained in this clause 8 shall be deemed to prohibit or delay the transfer of the Properties into the name of the Purchaser, nor should any breach by either Party of this clause 8 be deemed to be a material breach of this Agreement.

9 PURCHASE CONSIDERATION

9.1 The Parties record that the Purchase Consideration is an amount (exclusive of any VAT) of R130,000,000.00 (one hundred and thirty million rand).

9.2 The Purchase Consideration shall be paid by the Purchaser to the Seller into the Seller's Designated Account as follows –

9.2.1 a deposit of R13,000,000.00 (thirteen million rand) within 10 (ten) business days of the Signature Date; and

9.2.2 the Purchase Consideration, less any amounts paid in terms of clauses 9.2.1 and 4.3, within 30 (thirty) business days of the Effective Date.

9.3 The deposits paid by the Purchaser into the Seller's Designated Account pursuant to clauses 9.2.1 and 4.3 shall be released forthwith to the Seller by the Attorneys, it being agreed that the deposits shall not be repayable by the Seller in the event of the non-fulfilment of the Condition Precedent. Such deposits shall be repaid by the Seller to the Purchaser on demand in the event that the Properties are not transferred to the Purchaser by reason of any cause attributable to the Seller or if the Seller takes any action to interfere with or frustrate the grant to the Purchaser of the mining right over the Properties.

9.4 In the event that the deposit in clause 9.2.1 is not paid within 10 (ten) days of the Signature Date or the further deposit in clause 4.3 is not paid within 21 (twenty-one) days of the due date thereof, this Agreement may be cancelled by the Seller giving the Purchaser 10 (ten) days written notice to this effect. Notwithstanding any such cancellation and without prejudice to any rights the Seller may have, the Seller shall be entitled to retain either or both deposits which have been paid.

9.5 The amount paid by the Purchaser to the Seller's Designated Account pursuant to clause 9.2.2 shall be held in trust pending the registration of transfer of the Properties into the name of the Purchaser and the Attorneys are instructed in accordance with rule 77 of the rules of the Law Society of the Northern Provinces to invest such amount with a deposit-taking institution of their choice on the basis that –

9.5.1 the amount is invested in an interest-bearing account;

9.5.2 the interest-bearing account contains a reference to section 78(2A) of the Attorneys Act, No 53 of 1979;

9.5.3 the interest which accrues on such investment is to be for the benefit of the Purchaser and will be paid to the Purchaser, without deduction or set-off, on registration of transfer of the Properties into the name of the Purchaser; and

9.5.4 the balance of the Purchase Consideration paid by the Purchaser pursuant to clause 9.2.2will be paid to the Seller against registration of transfer of the Properties into the name of the Purchaser.

10 OWNERSHIP AND RISK

10.1 Ownership and undisturbed possession of the Properties will be given to the Purchaser on the date of registration of transfer of the Properties into the name of the Purchaser, from which date the Properties will be at the sole risk, loss or profit of the Purchaser, and the Purchaser will from such date be entitled to the rentals (if any) and be liable for all rates, taxes and other charges in respect of the Properties.

10.2 Notwithstanding the provisions of clause 10.1 and provided that there is no known impediment which could render transfer of the Properties impossible or unlikely, the Purchaser shall be entitled to take occupation of the Properties prior to the registration of transfer on 3 (three) months written notice to the Seller against signature of the transfer documents relating to the Properties by the Purchaser and against payment of the then outstanding balance of the Purchase Consideration into the Seller's Designated Account Such payment shall be on the basis contemplated in clause 9.5, provided that once the transfer documents have been lodged in the Deeds Office for registration of transfer, interest on such balance of the Purchase Consideration shall thereafter accrue for the benefit of the Seller.

10.3 The Seller shall notify the Purchaser forthwith should any impediment which could render transfer of the Properties impossible or unlikely come to his attention.

11 TRANSFER OF THE PROPERTIES

11.1 Transfer of the Properties will be given to the Purchaser within a reasonable time after the Purchaser has paid the costs and charges referred to in clause 11.2.1, and has otherwise complied with the provisions of this Agreement. Transfer will be procured by the Attorneys. The Seller shall not be obliged to pass transfer of the Properties to the Purchaser unless the full Purchase Consideration has been paid or otherwise secured to the Seller's written satisfaction.

11.2 The Purchaser will on demand from the Attorneys –

11.2.1 pay all costs and charges incidental to the preparation and signature of this Agreement, and of and incidental to the transfer of the Properties, including VAT and/or transfer duty and the costs of obtaining any rates or other clearance certificate, and all bank charges payable by the Seller and/or the Attorneys and all penalties and/or interest payable to SARS arising out of any transfer duty not being paid on the due date; and

11.2.2 sign all documents which the Attorneys require to be signed in order that transfer may be effected.

12 ELECTRICITY CERTIFICATE OF COMPLIANCE

12.1 The Seller shall, at his own cost, provide the Purchaser, within 10 (ten) business days of the Effective Date, with a certificate of compliance in accordance with the provisions of Government Regulation 2920 of 1992 issued in terms of the Machinery and Occupational Safety Act, No 6 of 1983 by an accredited person registered with the Electrical Contracting Board of South Africa, in a form acceptable to the supplier of electricity, certifying that the electrical installation on the Properties is in accordance with SABS 0142.

12.2 The Parties record that the existing defects or faults in the electrical installation shall be repaired by the contractor in accordance with the quotation attached as annexure "**C**" hereto. The costs recorded in annexure "**C**" shall be borne by the parties in equal shares.

12.3 Should the contractor in clause 12.2, upon completion of the work set out in annexure "**C**", report that there is a further fault or defect in the electrical installation, the Seller shall be obliged, within 21 (twenty-one) days of receipt of such report and recommendations, to contract with such contractor or any other person to issue the certificate of compliance. All costs in respect of such further

faults or defects shall be borne and paid by the Seller and the Purchaser in equal shares.

12.4 The Seller undertakes to effect no alternation of whatever nature to the electrical installation in the Properties hereby sold after the date of issue of the certificate.

13 GENERAL WARRANTIES

13.1 Each of the Parties hereby warrants to and in favour of the other that –

13.1.1 it has the legal capacity and/or has taken all necessary corporate action required to empower and authorise it to enter into this Agreement;

13.1.2 this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms;

13.1.3 the execution of this Agreement and the performance of its obligations hereunder does not and shall not –

13.1.3.1 contravene any law or regulation to which that Party is subject;

13.1.3.2 contravene any provision of that Party's constitutional documents; or

13.1.3.3 conflict with, or constitute a breach of any of the provisions of any other agreement, obligation, restriction or undertaking which is binding on it.

13.2 Notwithstanding the generality of the aforementioned clause 13.1, the Seller gives to the Purchaser the specific warranties recorded in clause 14.

13.3 Each of the representations and warranties given by the Parties in terms of this Agreement shall –

13.3.1 be a separate warranty and will in no way be limited or restricted by inference from the terms of any other warranty or by any other words in this Agreement; and

13.3.2 continue and remain in force notwithstanding the completion of any or all the transactions contemplated in this Agreement; and

13.3.3 *prima facie* be deemed to be material and to be a material representation inducing the other party to enter into this Agreement.

SJ

14 SPECIFIC WARRANTIES

14.1 The Seller gives the warranties set out hereunder in favour of the Purchaser.

14.2 The Seller is the sole registered and beneficial owner of the Properties.

14.3 No portions of the Properties constitute wetlands as defined in any current South African environmental legislation.

14.4 To the best of the Seller's knowledge and belief, the Seller has no knowledge of any actual, pending or proposed expropriation for whatever purpose; or which will or may affect the Properties or any of them in any manner whatsoever, either directly or indirectly.

14.5 To the best of the Seller's knowledge and belief, the Seller has no knowledge of any lodged or pending claim, or any claim which is likely or contemplated, relating to the Properties or any part thereof, or any property immediately adjacent thereto, in terms of or pursuant to the Restitution of Land Rights Act, No 22 of 1994, or the Extension of Security of Tenure Act, No 62 of 1997, which will or may affect the Properties in any manner whatsoever, either directly or indirectly.

14.6 All Fixtures and Fittings of a permanent nature included in the Properties are fully paid for and in usable order and condition, fair wear and tear excepted. Should the Seller breach this warranty, the Seller shall, provided the Purchaser has paid the full purchase price to the Seller, do all things reasonably possible to remedy such breach, including without limitation settling any payment in respect of the Fixtures and Fittings and/or repairing the Fixtures and Fittings so that they are in a usable order and condition, fair wear and tear excepted. The Seller shall remedy such a breach within 10 (ten) business days of receipt of written notice from the Purchaser to remedy such a breach and if the breach cannot be remedied within the aforesaid 10 (ten) day period, the Seller shall remedy such breach within a reasonable period, which period shall be agreed on between the Seller and the Purchaser but shall not exceed 30 (thirty) days. The Parties agree that breach of this provision shall entitle the Purchaser to an order of specific performance, either with or without a claim for damages but not entitle the Purchaser to cancel or terminate this Agreement.

14.7 The Seller has not sold nor alienated the Properties, nor will he have granted to any third party the right to acquire either by way of option or right of pre-emption, the Properties or any right or interest therein.

14.8 To the best of the Seller's knowledge and belief, the Seller has no knowledge of any personal or praedial servitude over the Properties, other than any servitude recorded against the title deeds of the Properties, or provided for in any applicable town planning scheme; nor does he have knowledge of any agreement having been entered into whereby any restrictive condition or servitude is to be attached to the Properties, save as aforesaid.

14.9 As at the transfer date, neither the Properties nor any part thereof is subject to any lawful right of occupation by any person.

14.10 As at the transfer date, the Seller shall have made all payments due in respect of municipal and/or other assessment rates, taxes and other imposts of whatsoever nature in respect of the Properties, and all charges in respect of water, sewerage, gas and electricity supplied to or consumed on the Properties.

14.11 To the best of the Seller's knowledge and belief, the Seller has no knowledge of any encroachment of buildings erected on the Properties encroaching on any neighbouring properties or vice versa.

14.12 No building on the Properties has been declared as a national monument or protected or provisionally protected under the National Heritage Resources Act, No 25 of 1999, nor has any proposal to do so been made.

14.13 Save as hereafter provided, the Properties are not subject to any mortgage, pledge, lien, notarial bond or other similar real right, save as may be referred to in the title deeds relating thereto. It is recorded that that a notarial bond BN45315/1986 has been passed and that there is no outstanding liability in respect of this notarial bond.

14.14 Insofar as the title deeds record that the Properties are subject to mortgage bonds, no monies, in the aggregate in excess of R50 000 (fifty thousand rand), are due to mortgagees in respect of such bonds and that no monies will, after the Signature Date, be re-advanced or loaned against the security of such mortgage bonds or any of them, in excess of R50 000 (fifty thousand rand) in the aggregate.

14.15 The Seller has no actual, contingent or potential liability for any development contribution, contribution to engineering services, endowment, betterment or other similar contribution or expense in respect of any of the Properties.

14.16 No one, other than the Seller, has any right or contingent right to claim ownership, transfer or any servitude in respect of the Properties, save only as disclosed in the title deeds relating thereto.

14.17 To the best of the Seller's knowledge and belief, the Seller has no knowledge of any radioactive substance (other than petroleum fuels or lubricants) being stored or impounded on the Properties, nor of any disposal of such substances at any place within the Properties.

15 BREACH

15.1 If a Party ("**Defaulting Party**") commits any breach of this Agreement and fails to remedy such breach within 10 (ten) business days ("**Notice Period**") of written notice requiring the breach to be remedied, then the Party giving the notice ("**Aggrieved Party**") will be entitled, at its option –

15.1.1 to claim immediate specific performance of all or any of the Defaulting Party's obligations under this Agreement, with or without claiming damages, whether or not such obligation has fallen due for performance; or

15.1.2 to cancel this Agreement, with or without claiming damages, in which case written notice of the cancellation shall be given to the Defaulting Party, and the cancellation shall take effect on the giving of the notice. Neither Party shall be entitled to cancel this Agreement unless the breach is a material breach. A breach will be deemed to be a material breach if -

15.1.2.1 it is capable of being remedied, but is not so remedied within the Notice Period; or

15.1.2.2 it is incapable of being remedied and payment in money will compensate for such breach but such payment is not made within the Notice Period.

15.2 The Aggrieved Party's remedies in terms of this clause 15 are without prejudice to any other remedies to which the Aggrieved Party may be entitled in law.

15.3 Notwithstanding the foregoing, after the registration of transfer of the Properties into the name of the Purchaser, neither of the Parties will have the right to cancel this Agreement as a result of a breach thereof, and the Parties' only remedies thereafter will be to claim specific performance of all the Defaulting Party's obligations, together with damages, if any.

16 DISPUTE RESOLUTION

16.1 Any dispute which may arise between the Parties in regard to this Agreement or its interpretation shall be submitted to a referee who shall be a Senior Counsel practicing at the Johannesburg Bar and who shall, failing agreement between the Parties as to the appointment within 10 (ten) days after the dispute arising, be nominated by the President or acting President of the Law Society of the Northern Provinces or its successor. Either Party shall be entitled to appear personally and with any legal or other professional assistance before the referee and the proceedings shall be conducted as informally as possible. The provisions of the Arbitration Act, 1965 or any statute which replaces it shall not apply.

16.2 The referee shall act as an expert and not as an arbitrator.

17 NOTICES AND DOMICILIA

17.1 The Parties select as their respective *domicilia citandi et executandi* the following physical addresses, and for the purposes of giving or sending any notice provided for or required under this Agreement, the said physical addresses as well as the following telefax numbers –

Name	**Physical Address**	**Telefax**
Seller	EAFMW Engling c/o Mervin Messias Attorneys 104 Eleventh Street Parkmore	+ 27 11 783 0264

Marked for the attention of EAFMW Engling c/o Mervin Messias

Name	**Physical Address**	**Telefax**
Purchaser	Technology House Greenacres Office Park Corner Victory & Rustenburg Roads Victory Park **With a copy to:** fhallam@platinumgroupmetals.net	+27 11 782 4338

Marked for the attention of the Public Officer

provided that a Party may change its *domicilium* or its address for the purposes of notices to any other physical address or telefax number by written notice to the other Party to that effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change.

17.2 All notices to be given in terms of this Agreement will be given in writing, in English, and will –

17.2.1 be delivered by hand or sent by telefax;

17.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and

17.2.3 if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.

17.3 Notwithstanding the above, any notice given in writing in English, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.

17.4 The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.

18 COOPERATION

18.1 Subject to the Purchaser having complied with the provisions of clause 9.2.1 the Seller shall not knowingly take any actions to obstruct or delay the grant to the Purchaser of mining rights over the Properties.

19 BENEFIT OF THE AGREEMENT

This Agreement will also be for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or either of them.

20 APPLICABLE LAW AND JURISDICTION

20.1 This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.

20.2 The Parties hereby consent and submit to the non-exclusive jurisdiction of the South Gauteng High Court of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The Parties agree that any costs awarded will be recoverable on an attorney-and-own-client scale unless the Court specifically determines that such scale shall not apply, in which event the costs will be recoverable in accordance with the High Court tariff, determined on an attorney-and-client scale.

21 **GENERAL**

21.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement shall be binding on either of the Parties.

21.2 No addition to or variation, deletion, or agreed cancellation of all or any clauses or provisions of this Agreement will be of any force or effect unless in writing and signed by the Parties.

21.3 No waiver of any of the terms and conditions of this Agreement will be binding or effectual for any purpose unless in writing and signed by the Party giving the same. Any such waiver will be effective only in the specific instance and for the purpose given. Failure or delay on the part of either Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

21.4 All provisions and the various clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision or clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as *pro non scripto* and the remaining provisions and clauses of this Agreement shall remain of full force and effect. The Parties declare that it is their intention that this Agreement would be executed without such unenforceable provision if they were aware of such unenforceability at the time of execution hereof.

21.5 Neither this Agreement nor any part, share or interest herein nor any rights or obligations hereunder may be ceded, delegated or assigned by either Party without the prior written consent of the other Party, save as otherwise provided herein.

21.6 This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement as at the date of signature of the Party last signing one of the counterparts.

22 SIGNATURE

Signed on behalf of the Parties, each signatory hereto warranting that he/she has due authority to do so.

SIGNED at Randburg on 12 august 2010

FOR ERNST ADOLF FRITZ MARTIN WILHELM ENGLING

SIGNED at JOHANNESBURG on 4 AUGUST 2010

For and on behalf of
PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

Signature

ELLISON MICHAEL WASSOR
Name of Signatory

DULY APPOINTED
Designation of Signatory

ANNEXURE "A"

FORM OF NOMINATION AGREEMENT

THIS nomination agreement is made and entered into as of the date appearing below and is supplemental to, and should be read and construed as one document with, the Sale of Land Agreement concluded between by Platinum Group Metals (RSA) (Proprietary) Limited (Proprietary) Limited (**"PTM SA"**) as Purchaser and Ernst Adolf Fritz Martin Wilhelm Engling (**"Engling"**) as Seller on [insert date] (the **"Sale Agreement"**) as the same may from time to time be or have been amended, novated, restated or supplemented and as initialled by PTM SA and Engling. The Sale Agreement is attached hereto and initialled by the parties to this nomination agreement for purposes of identification.

Words and expressions used in the Sale Agreement have the same meaning when used herein.

Pursuant to Clause 6.1 of the Sale Agreement, having been duly nominated by PTM SA, the undersigned (the **"Nominee"**) hereby agrees with each other party who is or may become a party to the Sale Agreement that with effect from the date hereof the Nominee will become a party to, and be bound by, and benefit from and be subject to, the Sale Agreement, and that all references to the Purchaser, PTM SA or a Party in the Sale Agreement shall be and be intended as a reference to the Nominee as if it were an original signatory to the Sale Agreement.

Save and except for the provisions of clause 6.4 of the Sale Agreement, PTM SA has no further interest in or obligations under the Sale Agreement.

Particulars of Nominee:

Full names: ____________________

Registration No: ____________________

The domicilium for notices to the Nominee for the purpose of Clause 17 (*Notices and Domicilia*) of the Sale Agreement is:

Physical Address: ____________________

____

Postal Address: ____________________

Fax No.: ____________________

Email Address: ____________________

For the attention of: ____________________

SJ

This Agreement shall be governed by and construed in accordance with South African law and shall be interpreted in accordance with the interpretation provisions of the Sale Agreement.

SIGNED on behalf of the Nominee on the date and place appearing below.

Nominee Duly authorised	Date:	Place:

Accepted by:

Platinum Group Metals (RSA) (Pty)Limited Duly authorised	Date:	Place:

ANNEXURE "B"

ASSETS LIST

Sundown Ranch

1x Rolls Royce Generator

1x Case tractor

1x Hough Bulldozer

1 x Michigan loader

1x JCB-TLB

3x Ford Tractors

1x Fiat Tractor

3x Slashers

2x Workshop Compressors

1x Mercedes Benz Fire Truck

1x 3ton Canter LDV

1x 10 Seater Combi

1x Land Rover Maintenance LDV

1x Mazda Maintenance LDV

1x Nissan 1400 LDV - Laundry

1x Toyota 2.4 LDV - Maintenance

1x Toyota 2.8 LDV - Lion park

1x Dumper - Lion park

1x Toyota 2.4 - Lion park

1x Toyota Stallion - Lion park

1x 1000 litre Fire fighter unit

3x Kudu lawn mowers

1x Rolls Royce Generator

2x Convection ovens

1x walk-in deep freeze

ANNEXURE "C"

ELECTRICAL QUOTATION

Att. Mr. Mentar

FHM d... erk cc
t/a TNT E... CTRICAL

(Registration no. 2008/048748/23)

P.O. Box 21721
Protea Park
RUSTENBURG
0305

Telephone 083 2917 663

VAT Reg.no 4710208077

2010/05/12

Sundown Ranch Hotel
Posbus 146
BOSHOEK

AANDAG: MNR LOUTJIE COETZER

KWOTASIE

Ontvang hiermee my skriftelike kwotasie vir die opgradering, herstel en vervanging van alle elektriese installasies by Hotel, huise, swembad en chalets. Asook die uitreiking van alle elektriese nakomingsertifikate.

• 48 x Vervang Earth Leakages	@R	860-00	R 41 280-00
• 16 x Vervang 3 Fase Earth Leakages	@R	2 800-00	R 44 800-00
• 74 x Vervang Fluorescent ligte	@R	480-00	R 35 520-00
• 6 x Vervang Day/Night Switches	@R	480-00	R 2 880-00
• 25 x Vervang Bowl Fittings	@R	150-00	R 3 750-00
• 28 x Vervang DB Covers	@R	750-00	R 21 000-00
• 4 x Vervang Spotlights	@R	450-00	R 1 800-00
• 3 x Vervang Watertight Ligte	@R	450-00	R 1 350-00
• 1 x Vervang Watertight Plug			R 680-00
• 1 x Vervang 30A 3 Fase Breaker			R 980-00
• 23 x Verwyder ou drade van ligte of Vervang met nuwe drade	@R	440-00	R 10 120-00
• 8 x Beveiliging van DB's	@R	1 500-00	R 12 000-00
• 1 x Re-Root hokdrade en vervang			R 2 800-00
• 345x Vervang Muurproppe	@R	225-00	R 77 625-00
• 7 x Vervang Ligskakelaars	@R	180-00	R 1 260-00
• 6 x Vervang Isolators	@R	300-00	R 1 800-00
• 2 x Vervang handdroeer punte	@R	900-00	R 1 800-00
• 9 x Ligpunte	@R	500-00	R 4 500-00
• 2 x Bodraad Muurproppe	@R	350-00	R 700-00
• 1 x Swembad Mains en Timer			R 1 800-00
• 2 x Vervang DB's en herstel 2 DB's			R 18 500-00
• Vasmaak van loshangende ligte in gang			R 1 600-00

Sertifikate:

1. 73 x Sertifikate vir klein huisies en chalets @R 800-00 R 58 400-00
2. 4 x 3 Fase Sertifikate @R 2 500-00 R 10 000-00
3. Sertifikate vanKlein Huisies by Swembad:

- R 2 000-00	R 2 800-00	R 1 600-00
- R 6 000-00	R 1 200-00	R 1 600-00
- R 1 800-00	R 800-00	R 1 500-00
- R 1 800-00	R 2 200-00	R 1 500-00
- R 1 800-00	R 1 500-00	R 3 800-00
- R 3 000-00	R 1 600-00	R 1 500-00
- R 1 800-00	R 1 400-00	R 1 500-00
- R 3 500-00	R 1 800-00	R 800-00
- R 1 500-00	R 2 200-00	R 500-00
- R 1 800-00	R 3 300-00	R 2 800-00
- R 2 200-00	R 3 000-00	

TOTAAL : R 66 100-00

4. Hotel Sertifikate:

- R 6 000-00	R 7 000-00	R 3 800-00
- R 3 000-00	R13 500-00	R 3 000-00
- R 500-00	R 1 000-00	R 1 500-00
- R 2 500-00	R 1 500-00	R 1 800-00
- R 1 500-00	R 1 500-00	R 1 500-00

TOTAAL : R 49 600-00

GROOT TOTAAL	:	R472 645-00
14% VAT	:	R 66 170-30
TOTALE BEDRAG	:	R538 815-30

Let Wel: 1. 65% deposito word gevra sodra kwotasie aanvaar word om sodoende alle materiaal en toebehore aan te koop.
2. Vir alle DB's wat herstel word, word elektriese nakomingsertifikate uitgereik.
3. Indien kabels vervang moet word, is die kabelpryse uitgesluit by prys.

Baie dankie vir die geleentheid om te kwoteer. Wees verseker van hoogstaande gehalte werk te alle tye.

By voorbaat dank

G. de Klerk
GERRIT DE KLERK

55.

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

(Registration number 2000/025984/07)

("Company")

ROUND ROBIN RESOLUTION OF THE DIRECTORS OF THE COMPANY

RESOLVED THAT –

1 The Company enters into an agreement with Ernst Adolf Fritz Martin Wilhelm Engling ("**Engling**") in terms of which, *inter alia*, Engling has agreed to sell the Property (as defined therein), the Assets (as defined therein) and the items listed in clause 5.2 of the agreement to the Company for a purchase consideration for R130,000,000.00 (one hundred and thirty million rand) ("**Sale of Land Agreement**"), a copy of the Sale of Land Agreement is attached to this resolution and approved by each director of the Company;

2 Ellison Michael Wasserfall be and is hereby authorised on behalf of the Company to sign the Sale of Land; and

3 to the extent that Ellison Michael Wasserfall, has prior to the date of this resolution, executed the Sale of Land Agreement, the Company hereby, to the extent that same may be necessary, ratifies and approves all and any such execution of the Sale of Land Agreement.

Barry W. Smee
Date: August 4, 2010

Iain D. C. McLean
Date: August 4, 2010

R. Michael Jones
Date: August 4, 2010

Frank R. Hallam
Date: August 4, 2010

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

(Registration number 2000/025984/07)

("Company")

ROUND ROBIN RESOLUTION OF THE DIRECTORS OF THE COMPANY

RESOLVED THAT –

1 The Company enters into an agreement with Ernst Adolf Fritz Martin Wilheim Engling ("**Engling**") in terms of which, *inter alia*, Engling has agreed to sell the Property (as defined therein), the Assets (as defined therein) and the items listed in clause 5.2 of the agreement to the Company for a purchase consideration for R130,000,000.00 (one hundred and thirty million rand) ("**Sale of Land Agreement**"), a copy of the Sale of Land Agreement is attached to this resolution and approved by each director of the Company;

2 Ellison Michael Wasserfall be and is hereby authorised on behalf of the Company to sign the Sale of Land; and

3 to the extent that Ellison Michael Wasserfall, has prior to the date of this resolution, executed the Sale of Land Agreement, the Company hereby, to the extent that same may be necessary, ratifies and approves all and any such execution of the Sale of Land Agreement.

Barry S. Smee
Date: August 4, 2010

Iain D. C. McLean
Date: August 4, 2010

R. Michael Jones
Date: August 4, 2010

Frank R. Hallam
Date: August 4, 2010